

August 16, 2011

Via Facsimile
Mr. James J. Kavanaugh
Vice President and Controller
International Business Machines Corporation
1 New Orchard Road
Armonk, NY 10504

>   Re: **International Business Machines Corporation**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **Filed February 22, 2011**
>   **Form 10-Q for the Quarter Ended March 31, 2011**
>   **Filed April 26, 2011**
>   **File No. 001-02360**

Dear Mr. Kavanaugh:

We have reviewed your letter dated June 28, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 7, 2011.

Form 10-K for the Year Ended December 31, 2010

Management Discussion

Liquidity and Capital Resources, page 47

1.   We note your response to prior comment 1. While we note that you intend to permanently reinvest such funds outside of the U.S. and that these funds are not considered a main source of liquidity for funding U.S. operations, we continue to believe you should consider providing enhanced liquidity to disclose the amount of cash held by foreign subsidiaries that would be subject to the potential tax impact associated with the

repatriation of undistributed earnings of foreign subsidiaries. In this respect, this disclosure would illustrate that some cash is not presently available to fund domestic operations such as the payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. As part of your response, please quantify the amount of cash and cash equivalents held in foreign subsidiaries to which you intend to permanently reinvest earnings.

Notes to the Consolidated Financial Statements

Note O. Contingencies and Commitments

Contingencies, page 103

2.   We note your response to prior comment 2. As noted in our conference call held on August 16th the staff believes that additional disclosures would be useful in order to provide more transparent information to investors regarding reasonably possible additional losses. In this regard, we noted that aggregated disclosure of reasonably possible additional losses could be appropriate. Please provide us with proposed disclosure that addresses the concerns noted in our August 16th conference call.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief